            February 4, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hughes Bates

Re:	RFS Holding, L.L.C.

Amendment No. 2 to Registration Statement on Form SF-3

Filed February 4, 2016

File No. 333-206176

Ladies and Gentlemen:

On behalf of RFS Holding, L.L.C. (the “depositor” or the “registrant”), and in response to the letter dated January 14, 2016, from the Securities and Exchange Commission (the “Commission”) to Eric Duenwald, we submit the following responses, together with Amendment No. 2 to Registration Statement on Form SF-3 submitted on February 4, 2016 (“Amendment No. 2”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 2 or form of prospectus filed in connection therewith, as applicable.

Cover Page of Registration Statement

Calculation of Registration Fee

1.	We note your revisions to the Calculation of Registration Fee table. It appears that your intent is to register a specified amount of securities – therefore resulting in a registration fee being assessed under the current fee rate in effect – and to apply Securities Act Rule 457(p) to offset the resulting registration fee due, as well as register an additional unspecified amount of securities and defer payment of registration fees with respect to those securities in reliance on Securities Act Rules 456(c) and 457(s). If this is your intent, please revise your Calculation of Registration Fee table to identify the amount of securities to be registered at this time and provide the appropriate explanatory disclosure in the footnotes to indicate that the registration fee assessed and due is being offset by fees previously paid pursuant to Securities Act Rule 457(p).

We have revised the Calculation of Registration Fee table as requested.

The Servicers

Delinquency and Collections Procedures, page 65

2.	Please revise your disclosure to clarify how you determine delinquency for the accounts and the receivables.

We have added disclosure to page 65 of the prospectus to clarify when a receivable is considered delinquent under Synchrony’s current credit and collection policy.

The Trust Portfolio

Addition of Trust Assets, page 86

3.	We note your response to prior comment 6. Please add a cross-reference to above-referenced section citing where the reader can find a description of the underwriting criteria used to evaluate accounts purchased from third parties.

We have added a cross-reference to page 87 of the prospectus as requested.

Asset Representations Review

Asset Review, page 100

4.	While we note your response to prior comment 12, we were unable to locate any revisions on page 100. We did note your revisions on page 98 in the first paragraph under the heading of “Asset Representations Review” specifying that the reviewer will be responsible for reviewing the transferred receivables and related accounts. Please flow through these revisions here.

We have clarified on page 100 of the prospectus that the Asset Representations Reviewer will review the Subject Receivables and related accounts for compliance with the Pool Asset Representations.

5.	While we note your response to prior comment 14, we reissue in part. We note your disclosure indicating that under the asset representations review agreement the asset representations reviewer is required to complete its review of the subject receivables by the [90th] day after the Review Trigger Date, which is defined as the first date on which all of the Review Conditions are satisfied. However, Section 3.4(b) of the Form of Asset Representations Review Agreement states that the reviewer will complete its review of all the subject receivables within [90] calendar days after receiving access to the review materials, which must be provided within [60] calendar days after receipt of the Review Notice. Please revise to clarify the appropriate measurement date for determining when the reviewer must complete its review.

We have revised page 100 of the prospectus to clarify that the appropriate measurement date for determining when the reviewer must complete its review is the date on which it receives access to the review materials.

6.	We note your disclosure in Section 12.1 of the Form of Asset Representations Review Agreement that such agreement may be amended in certain cases without the consent of noteholders and in other cases with the consent of noteholders of a majority of the outstanding principal balance of the notes of each adversely affected series. Please revise your prospectus to include this disclosure.

2

We have included this disclosure as requested on page 101 of the prospectus.

Repurchase of Receivables

Dispute Resolution Procedures, page 102

7.	We note your response to prior comment 16. Please tell us how investors will be able to utilize the dispute resolution provision when there has not been an event of default.

We have revised the disclosure on page 102 of the prospectus to clarify that any person, including any verified note owner, submitting a repurchase request can utilize the dispute resolution provisions.

8.	We note that on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that a requesting party must provide notice of its intention to refer a matter to mediation or arbitration to the transferor and issuer. Please revise the disclosure in your prospectus to include this requirement.

We have added disclosure on page 102 of the prospectus as requested.

9.	We note on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that a requesting party’s referral to mediation or arbitration must be done within [90] days of the delivery of the monthly noteholder statement following the end of such 180-day period. Please revise the disclosure in your prospectus to include this requirement.

We have added disclosure on page 102 of the prospectus as requested.

10.	We note your disclosure that, “if the receivable subject to a repurchase request was part of an Asset Review and the related report from the asset representations reviewer stated that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.” This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise accordingly.

We have removed this provision as requested.

11.	We note on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that the buyer and indenture trustee shall have [thirty [30]] days to advise the requesting party and seller of an intent to join in the mediation or arbitration as a requesting party to the proceeding. Please revise your disclosure in the prospectus to include this provision. Additionally, please explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

3

We have removed the ability of other parties to join an initial requesting party in a proceeding. We have also removed the restriction that a party may not initiate a proceeding with respect to a receivable that was already the subject of a previous or ongoing mediation or arbitration. Please see the deletion on page 102 of the prospectus.

12.	We note your revisions to the disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration.

We have revised the disclosure on page 102 of the prospectus as requested.

13.	We note your disclosure on page 102 stating that if the parties fail to agree at the completion of mediation, the requesting party may refer the repurchase request to arbitration. Please revise to clarify that if the parties fail to agree at the completion of mediation, the requesting party may refer the repurchase request to either arbitration or court adjudication.

We have revised the disclosure on page 102 of the prospectus to indicate that at the completion of mediation, the requesting party can either refer to repurchase request to binding arbitration or, in accordance with the terms of the transaction documents, pursue other remedies including legal proceedings.

Exhibits

14.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the amendments made throughout your prospectus in response to the above comments as well as prior comments, including, but not limited to, Section 2(c) of Exhibit 4.11, Section 2(c) of Exhibit 4.27, and Section 2(c) of Exhibit 4.38.

We have revised the forms of transaction documents as requested. Please see revised Exhibits 4.11, 4.27 and 4.38 filed with Amendment No. 2.

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4

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Eric Duenwald at (203) 585-2906 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP

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